Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Bitfarms Ltd. (“Bitfarms” or the “Company”)

110 Yonge Street, Suite 1601

Toronto, Ontario M5C 1T4

Item 2	Date of Material Change

March 1, 2024.

Item 3	News Release

The press release attached as Schedule “A” was released on March 1, 2024 by a newswire company in Canada.

Item 4	Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5	Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6	Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Geoffrey Morphy

President & Chief Executive Officer

Bitfarms Ltd.

gmorphy@bitfarms.com

Item 9	Date of Report

March 1, 2024.

Schedule “A”

Bitfarms Earns 300 BTC in February 2024; Provides Update
on Fleet Upgrade

- 12 Bitmain T21 miners installed and testing above specifications -

- Executing towards targets of 12 EH/s and 25 w/TH by end of Q2 2024 and 21 EH/s by end of 2024 -

Toronto, Ontario and Brossard, Québec (March 1, 2024) - Bitfarms Ltd. (NASDAQ: TSX: BITF), a global vertically integrated Bitcoin mining company, provides a February monthly production report as well as an update on its fleet upgrade.

Fleet Upgrade Review

Geoff Morphy, President and Chief Executive Officer of Bitfarms, said, “As a critical component to our growth, we are executing well against our transformational fleet upgrade and our target of 21 EH/s by year-end 2024. We expect the upcoming deliveries of more high efficiency Bitman T21 miners to begin operating at our Québec farms in March. Based on the installation schedule, we anticipate an immediate 8% increase in hashrate to 7 EH/s and 11% improvement in energy efficiency to 31 w/TH.”

“I personally inspected the development in Paso Pe, Paraguay, about two weeks ago. Our incredible team continues to deliver, and I am thrilled at the progress being made. The installation of eight hydro containers and 1,920 hydro miners is well underway. Four air-cooled warehouses are nearly built and almost ready to receive the initial shipment of T21 miners. We anticipate the first miners to be energized in mid-March. Upon completion, we expect Paso Pe to contribute approximately 3.2 EH/s with an expected efficiency of 24 w/TH to meet our guidance of 12 EH/s by the end of Q2 2024,” Morphy added.

“At Yguazu, Paraguay, we signed the engineering, procurement, and construction contract for the ANDE substation that is required to energize our new 100 MW hydro-powered project. This is expected to contribute roughly 3 EH/s at 22 w/TH efficiency, which contributes to our target hashrate of 17 EH/s in H2 of 2024 achieved through the miner purchases already announced. Combined with stated expansion, the option of miner redeployments and a few key opportunistic acquisitions, we are aiming for 21 EH/s by year-end 2024,” Morphy explained.

Ben Gagnon, Chief Mining Officer of Bitfarms, said, “In mid-February, we received 12 Bitmain T21 miners that we installed in Québec for testing. During the initial two weeks, the miners proved highly efficient and, in fact, are outperforming the manufacturer’s specs in both normal and high-energy modes at this time. With that initial performance data, we are even more excited about deploying our strategic fleet upgrade program to achieve our hashrate goals.”

Mining Review

February mining operations generated 300 BTC compared to 357 BTC in January, reflecting participation in grid-stabilizing curtailment programs, fewer production days in February and 16.2% increased difficulty during the month. In the last few hours of February, there was a difficulty decrease of 2.9% to start the month of March.

Key Performance Indicators	February 2024	January 2024	February 2023
Total BTC earned	300	357	387
Month End Operating EH/s	6.5	6.5	4.7
BTC/Avg. EH/s	49	60	91
Average Operating EH/s	6.1	5.9	4.3
Operating Capacity (MW)	240	240	188
Hydropower MW	186	186	178
Watts/Terahash Efficiency (w/TH)	35	35	39
BTC Sold	300	357	387

February 2024 Select Operating Highlights

●	6.5 EH/s online as of February 29, 2024, up 38% from February 28, 2023, and unchanged from January 31, 2024.

●	6.1 EH/s average online, up 3.4% from January 2024.

●	49.2 BTC/average EH/s, down 18.8% from 60.6 in January 2024.

●	300 BTC earned, 16% lower than January 2024 and 22% lower than February 2023.

●	10.3 BTC earned daily on average, equal to approximately $648,900 per day based on a BTC price of $63,000 at February 29, 2024.

●	In Quebec, installed 12 Bitmain T21 miners, which in 2 weeks of testing are performing above manufacturer’s specifications.

●	In Paraguay,

o	80 MW main transformer is en route to the new Paso Pe farm.

o	Signed engineering procurement and construction contract for the high-voltage interconnection to the ANDE substation and to the transmission line to energize the new 100 MW hydro-powered project at Yguazu.

Bitfarms’ BTC Monthly Production

Month	BTC Earned 2024	BTC Earned 2023
January	357	486
February	300	387
YTD Totals	657	873

February 2024 Financial Update

●	Sold 300 BTC of the 300 BTC earned, generating total proceeds of $15.1 million.

●	Maintained BTC held in treasury at 804, representing approximately $50.7 million based on a BTC price of $63,000 at February 29, 2024.

●	Held Synthetic HODL™ of 135 long-dated BTC call options at February 29, 2024.

●	Paid off $2.0 million of indebtedness, eliminating our remaining debt balance.

About Bitfarms Ltd

Founded in 2017, Bitfarms is a global Bitcoin mining company that contributes its computational power to one or more mining pools from which it receives payment in Bitcoin. Bitfarms develops, owns, and operates vertically integrated mining farms with in-house management and company-owned electrical engineering, installation service, and multiple onsite technical repair centers. The Company’s proprietary data analytics system delivers best-in-class operational performance and uptime.

Bitfarms currently has 11 operating Bitcoin mining facilities and two under development situated in four countries: Canada, the United States, Paraguay, and Argentina. Powered predominantly by environmentally friendly hydro-electric and long-term power contracts, Bitfarms is committed to using sustainable and often underutilized energy infrastructure.

To learn more about Bitfarms’ events, developments, and online communities:

www.bitfarms.com

https://www.facebook.com/bitfarms/
https://twitter.com/Bitfarms_io
https://www.instagram.com/bitfarms/
https://www.linkedin.com/company/bitfarms/

Glossary of Terms

●	BTC BTC/day = Bitcoin or Bitcoin per day

●	EH or EH/s = Exahash or exahash per second

●	MW or MWh = Megawatts or megawatt hour

●	PH or PH/s = Petahash or petahash per second

●	TH or TH/s = Terahash or terahash per second

●	w/TH = Watts/Terahash efficiency (includes cost of powering supplementary equipment

●	Synthetic HODL™ = the use of instruments that create bitcoin equivalent exposure

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the Toronto Stock Exchange, Nasdaq, or any other securities exchange or regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release contains certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. The statements and information in this release regarding projected growth, target hashrate, opportunities relating to the Company’s geographical diversification and expansion, upgrading and deployment of miners as well as the timing therefor, improved financial performance and balance sheet liquidity, other growth opportunities and prospects, and other statements regarding future growth, plans and objectives of the Company are forward-looking information. Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “prospects”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information and are intended to identify forward-looking information.

This forward-looking information is based on assumptions and estimates of management of the Company at the time they were made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others, risks relating to: the construction and operation of new facilities may not occur as currently planned, or at all; expansion of existing facilities may not materialize as currently anticipated, or at all; the digital currency market is …..; new miners may not perform up to expectations; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; digital currency prices are volatile and a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the anticipated growth and sustainability of hydroelectricity for the purposes of cryptocurrency mining in the applicable jurisdictions may not be achieved; the Company may not be able to maintain reliable and economical sources of power for the Company to operate its cryptocurrency mining assets; \here may be increases in the Company’s electricity costs and costs of natural gas, the Company may be impacted by changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates, which could adversely impact the Company’s profitability; the Company ability to expand will depend upon the completion of future financings,; and the adoption of new, or changes in existing, regulations or laws could prevent the Company from operating its business, or make it more costly to do so. For further information concerning these and other risks and uncertainties, refer to the Company’s filings on www.SEDAR.com (which are also available on the website of the U.S. Securities and Exchange Commission at www.sec.gov), including the Company’s annual information form for the year-ended December 31, 2022, filed on March 21, 2023. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those expressed in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on any forward-looking information. The Company undertakes no obligation to revise or update any forward-looking information other than as required by law.

Investor Relations Contacts:

Tracy Krumme (Bitfarms)

+1 786-671-5638

tkrumme@bitfarms.com

David Barnard (LHA)

+1 415-433-3777

Investors@bitfarms.com

Media Contacts:

Actual Agency

Khushboo Chaudhary
+1 646-373-9946
mediarelations@bitfarms.com

Québec Media: Tact

Louis-Martin Leclerc

+1 418-693-2425

lmleclerc@tactconseil.ca

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